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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September,  2002

Commission File Number: 0-31166

Corner Bay Silver, Inc

_____________________________________________________________________

(Translation of registrant's name into English)

55 University Avenue, Ste 910, Ontario Canada M5J 2H7

_____________________________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..XXX.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No XXX

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

CORNER BAY SILVER

  INC.

News Release No. 2002-09

SHAREHOLDERS APPROVE

ARRANGEMENT RESOLUTION

September 04. 2002-Toronto, Ontario, Canada: At the Company’s Special Meeting of Shareholders today, an arrangement resolution was passed by the shareholders of Corner Bay Silver Inc. which approves the proposed transaction with Pan American Silver Corp.

These shareholder approvals are necessary steps in the transactions announced in a release of June 19, 2002, which described the terms for the proposed arrangement.

The Company is working diligently to perfect all conditions to allow the deal to close as soon as possible.

Trading Symbol TSE BAY

For additional information on Corner Bay Silver Inc.:

Contact the Toronto, Ontario Office: Tel (416) 368-6240 Fax (416) 368-7141

Website: www.cornerbay.com  E-mail: CornerBaySiIver@on.aibn.com

Or the Tucson, Arizona Office: Tel (520) 297-5516 Fax (520) 297-5511

Certain Statements presented herein constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1993. Such forward-looking statements may include conclusions of prefeasibility and feasibility studies, estimates of future production, capital and operating costs, prices of silver and gold and other known and unknown risks. These and other factors and uncertainties may cause material differences from future results as expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include but are not limited to the risks involved in the expiration, development and mining business.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corner Bay Silver, Inc.

_________________________

(Registrant)

Date: November 18, 2002

/s/ Edward J. Badida

By: ________________________________.

Edward J. Badida, Chief Financial Officer